Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Incorporation/Organization	Percent Ownership

Moneytech Limited	Australia	100% (Direct)
Moneytech Finance Pty Ltd.	Australia	100% (Indirect)
mPayments Pty Ltd.	Australia	100% (Direct)
Moneytech POS Pty Ltd.	Australia	95% (Direct)
Moneytech Services Pty Ltd.	Australia	100% (Indirect)
Moneytech USA, Inc.	Delaware	100% (Direct)
360 Markets Pty Ltd.	Australia	37.5% (Direct)